

Mail Stop 3233

October 5, 2015

John G. Demeritt
Executive Vice President and Chief Financial Officer
Franklin Street Properties, Inc.
401 Edgewater Place
Suite 200
Wakefield, MA 01880

> **Re:** **Franklin Street Properties, Inc.**
> **Form 10-K**
> **Filed February 17, 2015**
> **File No. 001-32470**

Dear Mr. Demeritt:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Scott H. Carter, Esq. (*via e-mail*)